Exhibit 99.1

Illinois Mutual Life Insurance Goes Live with Sapiens Life Insurance Solutions, as part of its Digital Transformation

The first phase of the digital transformation will enhance agent and customer user experience, by delivering seamless illustration and intuitive enrollment functionality.

June 9, 2021 – Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Illinois Mutual Life Insurance (IML), a company that services 47 U.S. states and serves over 8,600 independent agents, has implemented two Sapiens’ life solutions as part of its digital transformation project.

Sapiens IllustrationPro for Life & Annuities and Sapiens ApplicationPro for Life & Annuities were implemented within Illinois Mutual’s projected timeline and are the first of multiple implementations in their digital strategy. Improving online application functionality and enhancing illustration capabilities are key to their goal of enhancing the client and agent experience for its life and disability income business. Additionally, Illinois Mutual has also already begun the next step of their multi-solution digital strategy: the addition of Sapiens UnderwritingPro for Life & Annuities.

“Sapiens IllustrationPro and ApplicationPro are helping enable the experience that we desire and that we know is necessary to compete most effectively in our ever-evolving market,” said Rich Tarkowski, Vice President of Information Technology, Illinois Mutual. “We’re looking forward to our next implementation of Sapiens UnderwritingPro as our modernization efforts continue.”

“We are delighted to enhance our trusted partnership with IML with our digital focused solutions and collaborative approach to improving the agent and customer experience,” said Dave Pidgeon, Head of Life and Annuities, Sapiens. “Sapiens’ comprehensive, end-to-end life platform enables insurers to select the solutions that will most benefit their business. Our industry best practices and knowledge, combined with our advanced, digital life insurance software and pre-integration, reduces implementation time and speeds time-to-market.”

Sapiens solutions for Life & Annuities empower modernization of legacy systems. Sapiens IllustrationPro provides clear and compelling product quotes and illustrations, helping agents to create and present multiple scenarios so customers can understand their options. ApplicationPro provides a highly intuitive digital experience for agents, with access to real time data and the ability to input and manage customer application information, improving more “in-good-order” business and faster time to coverage.

About Illinois Mutual

Founded in 1910 by the same family that leads the company today, Illinois Mutual is a trustworthy, experienced and caring provider of life insurance, disability insurance and voluntary worksite insurance products. Committed to serving the middle market, we help people achieve and safeguard their financial security. For more information: www.illinoismutual.com.

www.sapiens.com

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. Sapiens offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core systems, data and digital requirements. For more information: www.sapiens.com.

Media Contact Shay Assaraf Chief of Marketing, Sapiens +44 7548 369920 Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the COVID-19 (coronavirus) pandemic, which may last longer than expected and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com